Exhibit 99.21

Volaris Reports September 2019 Traffic Results:

21% Passenger Growth and 83% Load Factor

Mexico City, Mexico. October 3, 2019 – Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America, reported September 2019 and preliminary year to date traffic results.

In September 2019, capacity measured by ASMs (Available Seat Miles) increased by 18.7% vs last year, with demand measured by RPMs (Revenue Passenger Miles) showing an increase of 21.1%. Volaris carried 1.7M passengers in total (21.2% increase vs last year), with load factor increasing 1.6 pp for a total of 82.9%.

Volaris’ President and Chief Executive Officer, Enrique Beltranena, commented on the traffic results for September: “The significant healthy capacity growth during the month is underpinned by solid passenger demand in domestic and international markets.”

The following table summarizes Volaris´ traffic results for the month and year to date.

	September 2019	September 2018	Variance	September YTD 2019	September YTD 2018	Variance
RPMs (in millions, scheduled & charter)
Domestic	1,213	1,010	20.1%	10,983	9,227	19.0%
International	446	360	24.0%	4,528	3,790	19.5%
Total	1,659	1,370	21.1%	15,511	13,017	19.2%
ASMs (in millions, scheduled & charter)
Domestic	1,402	1,198	17.0%	12,549	10,687	17.4%
International	599	488	22.8%	5,650	4,851	16.5%
Total	2,001	1,686	18.7%	18,199	15,538	17.1%
Load Factor (in %, scheduled)
Domestic	86.6%	84.3%	2.3 pp	87.5%	86.3%	1.2 pp
International	74.4%	73.7%	0.7 pp	80.2%	78.2%	2.0 pp
Total	82.9%	81.3%	1.6 pp	85.3%	83.8%	1.5 pp
Passengers (in thousands, scheduled & charter)
Domestic	1,436	1,192	20.5%	13,068	10,788	21.1%
International	312	250	24.8%	3,169	2,646	19.8%
Total	1,748	1,442	21.2%	16,237	13,434	20.9%

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*(“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 194 and its fleet from four to 80 aircraft. Volaris offers more than 384 daily flight segments on routes that connect 40 cities in Mexico and 25 cities in the United States and Central America with one of the youngest fleet in Americas. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for ten consecutive years. For more information, please visit: www.volaris.com

Investor Relations contact: María Elena Rodríguez & Andrea González/ Investor Relations / ir@volaris.com / +52 55 5261 6444

Media contact: Gabriela Fernández / volaris@gcya.mx / +52 55 5246 0100